

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2024

Paul Weibel
Chief Financial Officer
5E Advanced Materials, Inc.
9329 Mariposa Road, Suite 210
Hesperia, CA 92344

> **Re: 5E Advanced Materials, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2023**
> **Filed August 30, 2023**
> **File No. 001-41279**

Dear Paul Weibel:

We have reviewed your February 2, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

Form 10-K for the Fiscal Year ended June 30, 2023

Business and Properties, page 6

1. We note that you have amended your annual report and filed an amended initial assessment report in response to prior comment one, to provide additional information about the pricing assumptions utilized in the economic analyses. For example, on page 23 of the annual report you explain that a boric acid price of $1,726 per short ton was assumed for the first year of production and you refer to Sections 16 and 19.3.1 of the amended initial assessment report for details about that assumption.

   However, the disclosures in Section 19.3.1 of the amended initial assessment report explain that the qualified persons assumed boric acid pricing will increase from $1,726 in 2026 to $2,130 by 2030, an annual increase of about 5.4% over four years, followed by an annual increase of 3% thereafter. Figures 19.11 and 19.12 of the amended initial assessment report indicate the escalation assumptions culminate in a price of $2,965 per short ton in 2040 for the fifteen year model, and $4,620 per short ton in 2055 for the thirty year model. Using simple averages, the assumptions for these two time frames would be $2,346 and $3,173, which exceed the initial price that you have disclosed by about 36% and 84%, for the fifteen and thirty year time frames.

We believe that you would need to provide a complete description of the mineral price assumptions used in the determination of your mineral resources, covering the price escalations in terms of percentages, the ranges in dollars, and possibly average prices for each of the fifteen and thirty year periods utilized in the economic analyses, to comply with footnote 1 to Item 1304(d)(1) of Regulation S-K. Please also expand your disclosure to summarize the nature of the underlying support for those assumptions.

 Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you have questions regarding the comment.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Eric Johnson